October 3, 2007

Mail Stop 4561

Robert S. Tissue
Senior Vice President,
Chief Financial Officer
Summit Financial Group, Inc.
300 N Main Street
Moorefield, West Virginia 26836

      Re: **Summit Financial Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Form 10-K/A and First and Second Quarter Form 10Q/A filed
                September 26, 2007
                File No. 0-16587

Dear Mr. Tissue:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Benjamin Phippen
                Reviewing Accountant